US SECURITIES AND EXCHANGE COMMISSION

                             Washington D.C.  20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING


                               SEC FILE NUMBER:
                                  33-82888C

                                CUSIP NUMBER:
                                  949622104


X  Form 10-K and    Form 20-F     Form 11-K    Form 10-Q and     Form N-SAR
   Form 10-KSB                                 Form 10-QSB


            For Period Ended:  December 31, 1998

            ____Transition Report on Form 10-K
            ____Transition Report on Form 20-F
            ____Transition Report on Form 11-K
            ____Transition Report on Form 10-Q
            ____Transition Report on Form N-SAR

            For the Transition Period Ended:________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Form 10-KSB

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Wellington Properties Trust

Address of Principal Executive Office (street and number): 18650 W. Corporate Drive, Suite 300

City, State and Zip Code:  Brookfield, Wisconsin  53045

PART II- RULES

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X      (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion therof will be filed on or before the fifth calendar day following the prescribed due date; and

X      (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q, Form 10-QSB, N-SAR or the transition report or portion therof could not be filed within the prescribed period.

   The Registrant has not resolved responsibility for certain expenses claimed by a related party in connection with potential property acquisitions, bank financing and equity matters.

   The registrant's independent certified public accountants, Grant Thornton, are unable to conclude their audit pending resolution of these matters. The registrant's audited financial statements at and for the year ended December 31, 1998, can therefore not presently be completed. The registrant requires information from such financial statements and report to complete every portion of its Annual Report on Form 10-KSB.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this
notification:     Robert F. Rice               (414)792-8900
                    (name)                       (telephone)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no, identify report(s).                X Yes      No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                               X Yes      No


Wellington Properties Trust has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  March 31, 1999                    Wellington Properties Trust


                                          By:/s/ Robert F. Rice
                                          Name:  Robert F. Rice
                                          Title: President